EXHIBIT B-1

                               Unitil Corporation

                                   CERTIFICATE

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     On motion  duly  made and  seconded,  the  following  vote was  unanimously adopted:

VOTED: That, effective January 16, 2001, and until further action by Directors in this respect, the total amount of short-term unsecured obligations of this Company issued and outstanding at any one time shall not exceed the sum of Forty-five Million Dollars ($45,000,000); and that the Chairman, President, and Vice President and Treasurer or any Assistant Treasurer of this Company be and they are, and each of them singly is, hereby authorized to borrow funds upon short-term unsecured obligations of this Company not exceeding in the aggregate the amount above set forth, bearing interest at such rates and maturing at such time as may to them seem wise, such short-term unsecured obligations to be signed on behalf of this Company by the Treasurer or any Assistant Treasurer and countersigned by the Chairman, President, any Vice President, or any two Directors.

     I, Mark H. Collin, hereby certify that I am Secretary of Unitil Corporation; that the foregoing is a true copy from the records of votes unanimously adopted at a meeting of the Directors of said Company duly called and held January 16, 2001, at which meeting a quorum was present and acting throughout; and that the said votes have not since been altered, amended or rescinded.

     WITNESS my hand and the corporate seal of Unitil Corporation this 16th day of January, 2001.

                                                          [SEAL]

                                                          /s/ Mark H. Collin

                                                          Secretary